LockeBridge Partners, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2015

	Common Stock		Additional Paid-in	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance at January 1, 2015	2,000	$ 20	$ 58,985	$ (36,909)	$ 22,096
Contributed Capital			10,000		10,000
Net Loss	-	-	-	$ (18,294)	$ (18,294)
Balance at December 31, 2015	2,000	$ 20	$ 68,985	$ (55,203)	$ 13,802

The accompanying notes are an integral part of these financial statements.